Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross releases Corporate Responsibility Report

Contributed US$4.8 billion to host countries through wages, taxes and procurement from 2014-2015

Achieved one of best safety records in the gold industry

Toronto, Ontario, August 18, 2016 – Kinross Gold Corporation (TSX: K, NYSE:KGC) today released its Corporate Responsibility Report, a comprehensive account of the Company’s commitment to sustainable mining and transparency.

The Report provides an in-depth review of Kinross’ corporate responsibility strategy and performance in 2014 and 2015 and highlights key achievements in the areas of health and safety, education, economic benefit, community engagement and the environment.

“Mining responsibly is integral to our business strategy and our approach to operational excellence,” said J. Paul Rollinson, President and CEO. “The mining industry has a unique opportunity to make a positive and lasting contribution to the well-being of employees and host communities. At Kinross, we believe our long term strength is underpinned by our ability to transform that opportunity into real and sustainable returns for all our stakeholders.”

Highlights of the 2015 Corporate Responsibility Report, which is available at 2015corporateresponsibilityreport.kinross.com:

Health & Safety

▪	Best safety performance in the company’s history in 2015
▪	23% decline in total reportable injury frequency rate from 2013-2015

Economic Benefit

▪	US$4.8 billion spent in host countries through wages, taxes and procurement from 2014-2015
▪	97.4% of Kinross workforce hired in host countries
▪	79% of goods and services sourced in-country

Community Engagement

▪	168,000 interactions with stakeholders in 2015
▪	Reached more than 770,000 beneficiaries through community programs, initiatives and events through cash and in-kind contributions representing 1.4% of EBITDA

Environment

▪	38% reduction in water use over past two years
▪	10% increase in the volume of waste recycled at our mines

Safety remains a top priority for the Company and is reflected in Kinross’ 2015 safety record. Kinross’ total reportable injury frequency rate declined 23% between 2013 and 2015, with zero fatalities in 2013, 2014 and 2015, marking these the safest years in Company history. The Company has also underscored the importance of mining as a springboard for shared prosperity. Kinross’ economic benefit footprint, which the Company began measuring in 2011, shows that 73% of Kinross’ revenue was spent in our host countries through wages, in-country procurement, community investments and contributions to the local tax base.

The Report’s key features include a detailed stakeholder engagement table, which documents key issues and Kinross’ response on a site-by-site basis, and provides insight into the positive influence of mining on the human development index in Brazil. Four video case studies illustrate the Company’s progress related to the environment, communities, workforce and economic benefit.

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

2015 Corporate Responsibility Report case study videos:

▪	Safety: Building A Safety Culture at Round Mountain
▪	Partnerships: Advancing Community Health Through Project C.U.R.E
▪	Community: Celebrating Education at Integrar Na Praça in Paracatu
▪	Environment: Advancing Reclamation at Buckhorn Mine

The Report complies with the Global Reporting Initiative (GRI) G4, in “accordance” with Core.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Corporate Responsibility Contact

Ed Opitz

Vice-President, Safety and Sustainability

phone: 416-369-6476

ed.opitz@kinross.com

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

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